April 27, 2010

Ms. Cicely LaMothe
Branch Chief
Mail Stop 3010
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:         Raymond James Financial, Inc. (the "Company")
Form 10-K for Year Ended September 30, 2009
Form 10-Q for Quarter Ended December 31, 2009
File No. 001-09109
.
Dear Ms. LaMothe:

This letter is in response to your comment letter dated April 13, 2010.  Comments in your letter are restated herein in bold, followed by our response.

Form 10-K

Item 3.  Legal Proceedings, page 22

1.
We note your response to comment 2 of our letter dated March 4, 2010.  In response to our comment, you state that you will consider adding language regarding your alternatives.  Please confirm that you will clarify in your disclosure why you believe you do not currently have the capacity to repurchase all or a significant portion of the outstanding ARS.  Further, please confirm that you will add disclosure here and in your Liquidity section regarding how you will fund repurchases if you are required to do so.

We confirm that in future periodic reports, we will explain why we believe that we do not have the capacity to repurchase all or a significant portion of the outstanding ARS.  Such explanation will follow the explanation contained in our response of March 16, but updated to reflect our then current financial information.  We also confirm to you that we will add disclosure to “Legal Proceedings” and the “Liquidity” section of MD&A as to how we would attempt to fund ARS repurchases if we are required to do so.  Such disclosure would follow the discussion contained in our response of March 16, updated to reflect any new information on that topic.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Sources of Liquidity, page 44

Borrowings and Financing Arrangements, page 45

2.
We understand that you have entered into repurchase and reverse repurchase transactions accounted for as collateralized borrowings.  For both repurchase transactions (borrowings) and reverse repurchase transactions (receivables), for each of the quarters in the last two years, please provide us with a table showing the average amount of repurchase and reverse repurchase transactions outstanding during the quarter and the amount of these repurchase and reverse transactions outstanding as of the end of each quarter.  To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why.  In future periodic filings we believe the inclusion of the information described above would be useful to investors and should be included.

           Please refer to the table below:

	Repurchase Transactions		Reverse Repurchase Transactions
	Average	End of	Average	End of
	Daily	Period	Daily	Period
	Balance	Balance	Balance	Balance
For the Quarter Ended:	Outstanding	Outstanding	Outstanding	Outstanding
	(in 000’s)

December 31, 2009	$ 19,495	$ 22,733	$1,004,552	$ 352,268
September 30, 2009	99,515	102,758	783,416	2,306,186
June 30, 2009	49,374	84,081	755,468	564,245
March 31, 2009	53,377	2,951	989,981	1,005,305
December 31, 2008	94,434	60,817	755,164	1,302,588
September 30, 2008	70,500	122,728	1,132,317	950,546
June 30, 2008	94,866	88,707	1,158,141	972,996
March 31, 2008	428,504	240,078	1,082,354	1,337,369
December 31, 2007	368,915	502,995	1,119,909	652,358

We utilize repurchase transactions primarily in the financing of our fixed income securities.  Repurchase transactions represent one of the mechanisms available to us to finance certain of our day-to-day fixed income operating activities.  Our alternatives to utilizing repurchase transactions include the utilization of any of our available cash on hand, or borrowings from other financing sources such as any committed or uncommitted secured and unsecured revolving lines of credit, depending on their availability.  Market factors including the interest rates applicable to any such borrowings, whether the lender is providing our financing need under a committed or uncommitted line, and the lenders capacity and willingness to provide the financing on any given day are all factors which impact the type of financing transaction we enter into on any given day.  Therefore, and not surprisingly, the average daily balance of repurchase transactions may differ from the outstanding balance on any reporting period end date.

We generally utilize reverse repurchase transactions to accomplish two business objectives.  They are used as an investment alternative and/or for our fixed income inventory management purposes.

For RJ Bank, reverse repurchase transactions represent an investment alternative we consider for the overnight investment of cash.  Other alternatives to our use of reverse repurchase transactions include direct investments in securities such as U. S. Treasury securities and the overnight deposits of cash in other financial institutions.  Market factors including the quality of the collateral available under the reverse repurchase transaction, the interest rate available, and how such investment is treated for regulatory capital purposes are all factors which impact which investment we choose to make at any particular date.  Additionally, the amount of cash available for overnight investment on any particular day is a significant factor in the determination of any daily balance outstanding.  As an example, as of September 30, 2009 RJ Bank invested $2 billion in reverse repurchase agreements as a component of its meeting the qualified thrift lender test which we discussed on page 11 of our September 30, 2009 Form 10-K.  (This one particular overnight transaction on the reporting period end is the primary reason for the difference between the average daily outstanding reverse repurchase transaction balances for that quarter as compared to the quarter end balance outstanding).

For our fixed income business, we generally utilize reverse repurchase transactions in order to obtain the securities we need to cover any short positions we take, primarily in U. S. Treasuries.  One way we manage interest rate risk in our fixed income business is by shorting U. S. Treasuries.  We enter into reverse repurchase transactions so that we have the securities required to cover our short positions.  Day-to-day changes in the balances of these reverse repurchase transactions will fluctuate as we manage our fixed income inventories.

Based upon the nature of our use of reverse repurchase transactions described above, not surprisingly, the average daily balance of reverse repurchase transactions may differ from the outstanding balance on any reporting period end date.

Commencing with our quarterly filing for the period ended March 31, 2010, we will provide the average daily balances of repurchase and reverse repurchase transactions for each balance sheet period presented.  This will supplement our already existing disclosure of the period end balances.

Very truly yours,

/s/ Jeffrey P. Julien
Jeffrey P. Julien
Executive Vice President - Finance & Chief Financial Officer
Raymond James Financial, Inc.